January 15, 2014

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Compass EMP Funds Trust (File Nos. 811-22696; 333-181176)

Dear Sir/Madam:

On behalf of Compass EMP Funds Trust (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 16 to the Trust’s Registration Statement (the “Amendment”).  The purpose of this filing is to register shares of the following new series of the Trust: the Compass EMP U.S. 500 Volatility Weighted Index ETF, the Compass EMP U.S. Small Cap 500 Enhanced Volatility Weighted Index ETF, the Compass EMP U.S. 500 Enhanced Volatility Weighted Index ETF, the Compass EMP International 500 Enhanced Volatility Weighted Index ETF and the Compass EMP 100 High Dividend Enhanced Volatility Weighted Index ETF.

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins